UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026 (Report No. 3)

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

The press release attached to this Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-274455), and Form F-3 (File No. 333-274458, 333-263338, 333-269260 and 337-09640), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished

CONTENTS

On August 17, 2026, SaverOne 2014 Ltd. (the “Company”) announced that it will hold its 2026 Annual General Meeting of Shareholders (the “Meeting”) on Tuesday, September 29, 2026 at 3:00 p.m. (Israel time) at the Company’s offices in Petah Tikva, Israel. In connection with the meeting, the Company furnishes the following documents:

1.	A copy of the Notice and Proxy Statement with respect to the Meeting of Shareholders describing the proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting, attached hereto as Exhibit 99.1;

2.	A form of Proxy Card whereby holders of ordinary shares of the Company may vote at the Meeting without attending in person, attached hereto as Exhibit 99.2; and

3.	A form of Voting Instruction Card whereby holders of American Depositary Shares (“ADSs”) of the Company may vote at the Meeting without attending in person, attached hereto as Exhibit 99.3.

Only shareholders and holders of ADSs at the close of business on August 24, 2026, the record date, are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice and Proxy Statement with respect to the Company’s 2026 Annual General Meeting of Shareholders
99.2	Proxy Card for holders of Ordinary Shares with respect to the Company’s 2026 Annual General Meeting of Shareholders
99.3	Voting Instruction Card for American Depositary Share holders with respect to the Company’s 2026 Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2026

SAVERONE 2014 LTD.

By:	/s/ Ori Gilboa
Name:	Ori Gilboa
Title:	Chief Executive Officer

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